VIA EDGAR

April 25, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention: Doris Stacey Gama and Laura Crotty

Re: Kochav Defense Acquisition Corp.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted March 31, 2025

CIK No. 0002053799

Dear Ms. Gama and Ms. Crotty:

Kochav Defense Acquisition Corp. (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on April 11, 2025 relating to the Amendment No. 1 to Draft Registration Statement on Form S-1, submitted by the Company with the Commission on March 31, 2025.

The Company has publicly filed via EDGAR its Registration Statement on Form S-1 (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed each comment with the Company’s response.

Amendment No. 1 to Draft Registration Statement on Form S-1

Risk Factors

You will not be entitled to protections normally afforded to investors..., page 56

1.	In response to prior comment 2 you state that the company’s Amended and Restated Memorandum and Articles of Association will not contain a $5,000,000 net tangible assets requirement. However, your disclosure on page 56 states that the company will not be subject to Rule 419 because it will have net tangible assets in excess of $5,000,000 upon completion of the offering and the private placement, and your disclosure on page 135 states that none of the provisions of Rule 419 apply to the offering. Please reconcile these statements. In the event the company could become subject to Rule 419, please amend your disclosure on pages 56 and 135-141 accordingly.

Response: The Company acknowledges the comments of the Staff and has revised the risk factor disclosure on page 56 of the Registration Statement to remove the $5,000,000 of net tangible assets reference. Accordingly, the Company respectfully does not believe that amended disclosure is needed to pages 135-141 of the Registration Statement.

***

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact to our counsel, Stuart Neuhauser at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Menachem Shalom
Menachem Shalom, Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP